Filed by REMEC, Inc.
pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: Spectrian Corporation
Commission File No.: 000-24360

        The following is a transcript of a conference call hosted by Ronald Ragland, REMEC, Inc.'s Chairman and Chief Executive Officer, and David Morash, REMEC, Inc.'s Executive Vice President and Chief Financial Officer, held on June 17, 2002 at 2:00 p.m., Pacific Daylight Time, relating to REMEC, Inc.'s first quarter financial results and the proposed acquisition of Spectrian Corporation by REMEC, Inc.

        MR. RAGLAND:    Thank you all for joining us. We've been doing a lot of presentations here recently, and I'll mention to you that last week we had an investor conference in New York, and we also did an update on the Spectrian acquisition. Those Webcasts are available on REMEC's home page, which would be www.remec.com. And so both presentations are available to you there. We will be going to Dave here for our safe harbor, which is the reading of the word.

        MR. MORASH:    Statements in the press release that are not—statements in these conference calls that are not historical are forward-looking statements which involve known and unknown risks and uncertainties. Actual results could differ materially from those implied by such forward-looking statements due to a variety of factors, including general and industry economic conditions, competition, development factors, operating costs and other risks and uncertainty that are detailed from time to time in our filings with the Securities and Exchange Commission. Ron?

        MR. RAGLAND:    Okay. Thank you. I'm going to keep my comments relatively brief. I encourage that if you want additional details, those Webcasts are available, and they are current.

        First of all, from the press release, you can observe that revenue level is reasonably stabilized from last quarter, up slightly. And you can see evidence of the cost savings from our restructuring. The operational loss has come down from an estimated operating loss of 29 cents last quarter to 11 cents in the current reported period.

        Recall that this year will be an eleven-month year as we bring into coincidence the calendar year and the fiscal year for the company going forward, so our fourth quarter will be a two-month quarter.

        Despite a significant under forecast demand from our mobile wireless infrastructure OEMs on ongoing programs, we were able to achieve the reported level of revenue. We're hopeful that a bottom has been reached in the demand. Of course, all of the OEMs have substantial information in the marketplace with respect to their performance.

        We do not believe we have lost market share in any of the product areas we're participating in, and so that would be the comment with respect to the biggest variable in our revenue.

        Defense is quite robust. We have a substantial backlog. We're on a $70 million run rate for the year, and that represents right now a little over 29, just short of 30 percent of the total shipment. We're enjoying some very key design wins, and we're also—and these design wins have large potential, and we're also finally enjoying the benefits of the production kicking in on our long-term programs such as the F-22 and the Longbow.

        In the 19 years we've been doing defense here at REMEC, this is the strongest market we've ever seen, and we do intend to accelerate our activities in this area, and we're very pleased with the performance. We still have some gains to make in gross margin, but we are into double digit, pretax profits and feel very positive going forward.

        Product developments are encouraging. I've reported to you in previous presentations, that the modular radio we received our first purchase orders, and production deliveries are on schedule for the end of next quarter. We are meeting all our internal goals and all our performance objectives, so we feel strong about this significant investment in an industry leading point-to-point radio.

        Our Fixed Wireless Access area, we've delivered to Siemens our integrated customer premise equipment—CPE, it's referred to as—for the Sonophone build-out in Denmark. The feedback is very positive, and we're also seeing a—what I believe is a very high level of interest in the product in the less developed countries. So we're very excited about that.In addition, we're seeing in the advanced MMIC device area a significant level of acceptance from our major customers, and we're booking our initial awards in those—in that area. So again, we feel like those investments are on track and moving nicely. I've told you in previous conversations that we expect these gallium arsenide MMICs to be a key competitive differentiator in our product offerings and OEM offerings going forward.

        We, as I'm sure you know, we're enthused about the Spectrian combination. I've reported to you opportunity for significant synergies. We believe the numbers are conservative. I've stated that it's $20 million minimum in the first twelve months, and a steady state savings out of the combination that exceeds $30 million annually.

        It expands our global footprint, and when we look at that footprint and the customers, we have very little, if any, overlap. And the result will be a combined power amplifier design team that is very powerful.

        Spectrian brings to our current capability legacy and critical mass, and provides the customers strong capabilities to provide an integrated base station solution.

        I've mentioned in several of the briefings in the last few days that one important factor is that with just one third of the outsourced production rate, that when we apply that to our offshore manufacturing facilities, it will provide us the opportunity to fully absorb those facilities and take the loaded labor rate from a normalized, let's say dollar—well, let me do it differently.

        Let me just say it will take the fully loaded labor rate and reduce it by two thirds. So that's very significant to us, as that labor rate, of course, applies to all the product across the entire company. Additional details are in the two Webcasts I mentioned to you.

        I also want to mention that we'll be dedicating our China facility in early August, and we're very pleased with our progress in China and continue to see that as an exciting new market and new capability for the corporation.

        I want to review briefly our fundamental strategy that we're following. We have created an integrated resources business structure that's organized into product facing groups: Defense, Mobile Wireless infrastructure, and Broadband Wireless.

        We are also configuring a very strong advanced technology group that's going to keep, along with the defense transfer, or the transfer of technology from our defense operation, give us the ability to stay on the cutting edge of technology.

        It certainly includes our advanced MMIC capability. We're organizing an advanced component groups so that at the individual microwave functionality, we have industry leadership.

        And then we are also, as I mentioned in the past, very enthused about our artificial intelligence capability and our ability to apply that to the design and manufacturing process with substantial cost and time savings.

        Certainly, another part of this fundamental strategy is to retain strong financial resources. We believe that if, as you study our industry, you'll see a very clear differentiation between ourselves and most of our industry peers and competitors.

        We mentioned earlier—I mentioned earlier here we're going to accelerate our defense activity, a very fertile field of opportunity. And another basic facet of our strategy is to continue to concentrate on increasing our market share with the major OEMs.

        The subthemes are providing them a one-stop shop with a very broad product line offering. We see a high level of desire on the customer's part to be able to buy more product from a single customer and leverage the partnership positively in both directions.

        Also, we believe the major OEMs in the industry are aware of REMEC's ability to integrate to the optimum system level solution. As we've told you in the past, this provides a significant reliability, part saving, weight and volume saving for a given level of performance at a significantly lower cost. The customers are also very much tuned in to the financial viability of the supplier community, and we believe this is contributing to improvements in market share with our OEM customers. And last, but not least, we believe we provide a superior product to our OEMs.

        We intend to blend this business with a niche product business. We've talked a lot about the investment in product areas. We believe we have a competitive advantage and certainly we'll continue a high level of investment in these endeavors. We also are aware of and will continue to observe selectively industry consolidation opportunities.

        We obviously are not going to be looking at a substantial, additional considerations as we proceed through with the Spectrian acquisition and address that to the full satisfaction of ourselves and our investors.

        And throughout this entire process, as tempting as it is, we are not going to eliminate the muscle of our infrastructure to disable us from being able to aggressively respond to the overall telecom markets as they recover. We believe that this is a super opportunity to prepare for the future. The restructuring is near completed. We're enjoying the fruits of those labors. And we're of the belief, although we're not forecasting that turnaround, we sure believe there will be one. And when it happens, we're going to be very strong, in a very strong competitive position.

        Going forward, one of the clear focuses is that with or without an upturn in the industry, we're looking for the fourth quarter to be a break even or better quarter. And this concept of losing money is just something that gives us all a rash here at REMEC, and it's something that we're going to have completed by the fourth quarter of the year. We are going to be performing—we're expecting to perform a road show for the pre-Spectrian voting that will be taking place with both groups of shareholders, and that will occur in—nominally, in mid July. And that would be without SEC review, roughly a month later with SEC review. We will precede that road show with a Webcast, and certainly any appropriate events will have separate press releases in the meantime.

        So those would be my general comments. I'm going to ask Dave to go through financial comments, and hopefully we'll have a little more time than usual to address your questions. Dave?

        MR. MORASH:    Thanks, Ron.

        Sales increased sequentially by $900,000, from $58.9 million for Q4/FY02, to $59.1 million for Q1/CY02. Defense showed strength. Manufacturing was up, broadband was down but ahead of plan. But mobile wireless was off, due primarily to the decline in demand from the major OEMs.

        REMEC's gross margin increased from 4.8 percent to 16.8 percent over the same period with the largest savings coming from manufacturing overhead. The improvement in gross margin was due to the absence of inventory write-offs, and the ongoing improvements due to the previously announced restructuring. SG&A declined as a percentage of sales from 20.6 percent to 16.2 percent, while R & D declined from 15.2 percent to 13.3 percent. The decline in SG&A was due primarily to the reversal of reserves and the change in goodwill accounting.

        One other aspect that happened this quarter was that the tax rate began to decline, presently at 29 percent as opposed to last year's rate in the 40s. As a result, the net loss for the first quarter was $5.2 million, or 11 cents for a fully diluted share, as opposed to a net loss of $48.2 million, or $1.07 for a fully diluted share in the Q4 of last year. Not including the write-offs in Q4, our fourth quarter would have been approximately a loss of 29 cents per share.

        During the quarter, REMEC continued to respond to the difficult marketplace by reducing staff by approximately 50 positions, and we have taken additional action so far this quarter. All these actions have achieved the planned savings of roughly $40 million in run-rate expenses. They have amassed somewhat by the addition of the expenses relating to the Solitra operations.

        We intend to continue to respond to the difficult market conditions through further cost reductions. This will include the rationalization of high cost operations and the emphasize of low cost, low tax international operations.

        Cash flow for the quarter was hurt by an increase in receivables of $10 million, as we experienced difficulties in the conversion to our new ERP system in the first two months of the quarter. We expect to return to a positive operating cash flow this quarter with the collection of those receivables.

        Additionally, we have received a tax refund of $10.4 million, and are expecting approximately $2 to $3 million of additional tax refunds.

        REMEC sold buildings for approximately a positive cash impact of $2.6 million, and we are expecting the sale of our defense buildings as early as this quarter with an additional cash gain of $3 plus million.

        On the balance sheet, we have cash of $51 million, receivables increased $10 million to $44 million, and we continue to have no bank debt.

        We understand the need for positive cash flow. We have made substantial progress towards that goal in spite of the difficult market. We have targeted our efforts to achieving break even and positive cash flow through the fourth quarter as well as positive cash flow in the third quarter.

        We believe that Spectrian with its very positive impact to our plant efficiencies will strengthen REMEC's operations by bringing operating use up from the existing 30 percent plus range.

        I might mention that we have installed the Baan system now. It is up and running and operational, and we will be improving it as it goes along, but we've gone through the major issues of the major ERP installation on a worldwide basis. Ron?

        MR. RAGLAND:    Okay. So Beau, let's open the floor to questions, please.

        THE MODERATOR:    Thank you, Mr. Ragland. At this time we would like to take your questions. If you have a question or comment, please press the star key followed by the digit 1 on your touch tone telephone.

        We'll take as many questions as time permits, and we will proceed in the order you do signal us. Again, that's star 1, ask the question, and we'll pause for just one moment. And our first question today will come from Rich Valera with Needham & Company.

        MR. VALERA:    Good afternoon, Ron and Dave, and congratulations on the nice expense control in the quarter. Dave, you mentioned that some of the reduction in SG&A was due to a reversal of reserves. Could you give us a feel of how much of it was due to the reversal and what the sustainable level of SG&A would be going forward?

        MR. MORASH:    The amount was about a $1.7 million. And I would say that we should be able to achieve the level, minus the present level, plus the $1.7 million, going forward and actually achieve something less than that going forward as we continue to reduce head count.

        MR. VALERA:    And how about on the R & D? Is that kind of a stable level for you guys?

        MR. MORASH:    Yes. I believe it is.

        MR. VALERA:    Great. Ron, you mentioned in your comments about these OEMs have put out some sort of, I guess, cautious commentary out there. In light of that, would you be willing to give us any sort of update on your revenue expectations for the year of—I think we talked about $300 million before. Is there any update on that?

        MR. RAGLAND:    Well, needless to say, we are very disappointed. The numbers that were pulled from the OEMs were substantially under the expected levels. But, you know, we don't have a huge level of visibility from our perspective in terms of where the OEMs stand and where they're going. So my sense, and I answered in questions in one of the forums on Spectrian, was that it was very, very difficult to try to forecast exactly where it was going. And although I did feel that some of the announcements were old news, we started seeing the declines that are being projected right now three and four months ago. So you know, we're hopeful that they're holding the news. They're holding the news as late as they can hold it. Of course, us being in the front end of the supply chain, we like to believe that we see it a number of months sooner.

        So the answer to your question is that internally it's still our desire and target to achieve those revenue levels mentioned. But the achievement of a break-even fourth quarter and positive cash flow is independent of whether or not the market picks up.

        Now, we are seeing other programs, green shoots, if you will, that will be going into production. But at this point in time, it's very, very difficult to forecast the OEM's pull.

        With all that said, we're hoping to maintain at a minimum the level of revenues we've demonstrated this quarter. So a wordy answer to say we haven't given up on $300 [million]. We think we've got a stable revenue base where we are. But needless to say, if the OEMs do not pull what they have forecasted to pull, this will be a new input to us and a disappointing input.

        MR. VALERA:    Sure.

        MR. MORASH:    I guess I would add to that just simply that based upon all that, we've been more aggressive on our cost side to make sure that, you know, if it doesn't happen we still are aggressively addressing ours cost issues.

        MR. RAGLAND:    I want to throw in another comment, also, Rich, and that is, you know, over the 19 years we've been here at REMEC, there have been periods where revenue disappointment was based on cycle times. Revenue disappointment was based on the design not getting done in time. Revenue disappointments were based on production not implementing as quickly as they should.

        It might be a moot point, but I want to point out that the only problem we're experiencing right now is customers placing orders. Designs are done on time. Production implementations are smooth. We, the company, in my opinion has never been on a more prepared operational basis.

        So when this damn thing turns around, we're going to—I guess I wasn't supposed to say "kick butt", was I? I forgot to get the other words. All I need is orders. And if you customers are listening, we're ready for them and we're not allergic to improved market share.

        MR. VALERA:    Great. On a shorter term perspective, since you are a reasonable way into the second quarter, do you feel reasonably confident of some sequential growth in the second quarter?

        MR. RAGLAND:    I would say that it's too early to make a call.

        MR. VALERA:    Okay. On the defense side, it sounds like things are moving along pretty nicely there. Can you give us—do you have a book to fill or a total backlog number for defense?

        MR. RAGLAND:    Well, I mentioned in the conferences this week that we're at record levels of backlog, and the programs just look very, very solid. We're also booking design wins that have a very significant production follow-on. So we couldn't be more pleased with the defense situation the way it is.

        MR. VALERA:    Okay. Great. Thanks, guys.

        THE MODERATOR:    Next, we'll go to Dale Phau with CIBC World Markets.

        MR. IWANIS:    Hi, guys. This is George Iwanis (phonetic) for Dale. Dave or Ron, could you go over the divisional percentage basis in addition to defense, just 30 percent there?

        MR. RAGLAND:    Yes, Defense is at 29. Dave, you want to go ahead? You've got the numbers in front of you there. Let's see, I had them just a second ago

        MR. MORASH:    Defense is at 29. Mobile Wireless is at 32. Manufacturing at 20, roughly 20. Broadband at roughly 13. And Other is Nanowave.

        MR. IWANIS:    Okay. Have there been any recent changes in market demand in broadband and the manufacturing areas?

        MR. RAGLAND:    No. It's all—I would say no significant changes in revenues. Broadband is starting to pick up with some new product entries, yes, our Fixed Wireless production for Sonophone and Siemens is coming online, so we'll see some up pick there. We're going into production on our radio, on our modular radio. So I'd say that's trending. Manufacturing is right where we expect it to be. Defense is trending up.

        Mobile wireless has the greatest instability and by far the substantial disappointment of the quarter in terms of revenue. We were significantly under the expectation we had 90 days ago for what we'd be shipping to the OEMs. When I say "significantly," well over $5 million revenue for the quarter. A disappointment.

        MR. IWANIS:    Okay. Could you give us a sense of how regional demand is and how operations are in China right now?

        MR. RAGLAND:    We're moving quite well in China. We have leased a facility. We'll go through a dedication in China. It's a very important event. All the OEMs show up and the various—I think it takes on a much higher importance than here in the United States or here in the West. But we're seeing very good response from the indigenous OEMs.

        We also are transferring significant product from our international OEMs into the China market, and we continue to be very optimistic. It's a huge market. We're just getting into it, and so we think there's substantial potential there for the company.

        MR. IWANIS:    Any comments for any of the other regions?

        MR. RAGLAND:    Well, you know, we're under a situation where all the industry's under pressure, and we're trying to be very cautious not to provide information that will upset a specific OEM. So it's very difficult for us to share information without the listener being able to glean information that our customer would prefer that we keep our mouth shut about. So I'm afraid I have to answer it that way.

        MR. IWANIS:    Okay. One last question. How many customers were over 10 percent during the quarter?

        MR. RAGLAND:    Okay.

        MR.MORASH:    There were two.

        MR.RAGLAND:    Two. And again, I think the only thing I'd be willing to mention in the customer list is the fact that Nokia continues to be our largest customer.

        MR. IWANIS:    Okay. Thank you very much.

        MR. RAGLAND:    Okay.

        THE MODERATOR:    And moving on, we'll go on to Shawn Slayton with Ferris, Baker, Watts.

        MR. RAGLAND:    Shawn, just a second. I'll add to that last response, because I've done it in the past, that Nokia is the largest customer, a little over 15 percent. So Shawn, go ahead.

        MR. SLAYTON:    Hi, guys. Good afternoon. If the Spectrian acquisition goes smoothly, my understanding is going to be that we're not going to hear from Spectrian again; there's going to be no conference call.

        So could you give us a little bit of color on what Spectrian's prospects are, what you believe Spectrian's prospects to be going forward at the network operator level or OEM?

        MR. RAGLAND:    You know, I really feel at this point in time that would probably be inappropriate, Shawn. There is a significant amount of information in the Webcast, and they will be participating on the road show.

        MR. MORASH:    And also, they'll be announcing—

        MR. RAGLAND:    In approximately mid July, they'll have their own quarter to announce.

        MR. SLAYTON:    Okay. So they will most definitely announce the quarter before the acquisition is complete?

        MR. RAGLAND:    I would think that that's an absolute.

        MR. SLAYTON:    Okay. Thanks very much.

        MR. RAGLAND:    You're welcome, Shawn.

        THE MODERATOR:    And just as a reminder, if you have a question today, please press star 1. Moving on, we'll go to Mike Walkley with RBC Capital Markets.

        MR. MALDONADO:    Hi. This is Cliff Maldonado (phonetic) for Mike Walkley. You mentioned earlier the broadband business was down but ahead of plan, and you kind of covered a little bit of some of the strengths. I was wondering if you'd give me a little more color on where you see the strength in broadband.

        MR. RAGLAND:    Well, it's primarily in the areas I mentioned to you on the mobile, our modular radio and in the fixed wireless access area. We're also seeing—we received some nice design wins in the area on radio modules. And so although it's at substantially depressed levels compared to just, you know, a year or two ago, it's—our budget expectation—we actually exceeded our budget expectations for the quarter, although it was down slightly from the previous quarter.

        What we've seen is a winding down of the demand on the classical point-to-point radio and radio modules that we've supported in the past.

        MR. MALDONADO:    I see. And then I'm not sure if this is covered off in the presentation of the Web site or not, but do you have a feeling for your capacity utilization including the Spectrian?

        MR. RAGLAND:    Yeah, I certainly do. As a matter of fact, it's an area that's amounted to, just in our offshore facilities alone in Costa Rica and the Philippines, we're operating, as Dave mentioned, in the low 30 percent area.

        Let's take the Philippines as an example. I could lay off a hundred assemblers there at 64 cents an hour, and lay off a substantial trained capability of our technicians there typically run about 85 cents an hour, 84 cents an hour.

        And these are folks who are well trained. They are cross-trained. We've been doing substantial cross-training and capability enhancement. We've been cycling them through worldwide facilities to get even broader capability.

        So to go and cut our work forces dramatically in these two areas of trained and cross-trained individuals is not wise, in our opinion. So we're taking, as a result, about $3 million a quarter in investment loss to retain that infrastructure capability.

        If we take approximately one third of the Spectrian outsourced business and put it into those facilities, the absorption rates of those facilities will go north of 85 percent, and the resultant loaded labor rate across all the product built for the commercial product area across REMEC will go down to one third of what it would be prior to that. So this is one of the strong synergies.

        We have been building and capitalizing our offshore facilities throughout this economic downturn, and we think it's one of the really significant competitive advantages. As we look at our skill levels and our labor rates when it's fully absorbed, we believe that we're in a leading position, and it's under our control so that we can shape our own destiny in terms of meeting the commitments we make to our customers and not reliant upon someone else.

        Now, also I mentioned in all my Spectrian discussions that we've had that we also look at making a very significant effort to come up with ways that we can work with the existing subcontractors and make this whole process a win-win situation, and I'm confident and hopeful we're going to be able to do so.

        So I hope that addresses your question.

        MR. MALDONADO:    It did. Thank you very much.

        THE MODERATOR:    And we'll now go to John McGiddier (phonetic) with Thomas Funding. (phonetic).

        MARK:    Yes. This is Mark for Jonathan. Given the fact that you have some visibility in your defense side, given the fact that wireless is none too perky right now, can you go over your rationale of why acquire Spectrian now?

        MR. RAGLAND:    Yes.

        MARK:    Because clearly, in space, they're a losing share, and the Korean exposure they have is very bubble-like. So why do you want to take that on right now?

        MR. RAGLAND:    Let me ask: Have you heard the Webcast?

        MARK:    Yes.

        MR. RAGLAND:    Okay. Well, then I'm a little confused with your question. But I'll—

        MARK:    The Webcast—I'm not, you know, I think the dialogue of a pitcher playing catch with the catcher is not too productive.

        MR. RAGLAND:    Uh-huh. Well, what's your question? Sounds like you've got your speech down. What's the question again now? Why are we interested at the moment?

        MARK:    Yeah. Why—given what's going on in wireless in let's say the last two weeks, how about the last month, and given the fact that your wireless business, on your own admission, is well below what you were looking for, why now? Why, why right now?

        MR. RAGLAND:    Well, when we made the offer roughly a month ago, we obviously didn't have the perspective of the last two weeks. And we've been looking at Spectrian for six years. We know the capability. I'll give you a short form answer and then ask you to maybe tune in to the Webcast again, because I think we addressed it pretty thoroughly.

        First of all, the technology, very complementary. We believe that we have a leadership position right now in predistortion in multi-carrier amplifiers. We're getting extremely positive feedback from our customers, and we're, in a number of cases, been in a situation where we've been graded number one in performance and number one in cost, and not one because with our nominally $15 to $20 million dollar run-rate business, annual run-rate business, we're not a significant a player for the OEM to go and put their total reliance in us.

        So one thing we heard from every OEM is the whole concept of critical mass and the fact that we've only been in that marketplace for the last couple years. That's one factor.

        As we look to that technology in predistortion and then look at what the technology advantages are of Spectrian in digital predistortion, it's again a very low overlap, high level of compatibility, and in both directions. It's a win-win technically for us.

        It also allows us to eliminate a substantial redundancy in the focus of the R & D. I would say a high level of their focus on future research and development in power amp area is comparable to ourselves. And by combining the two engineering capabilities, we believe that that will give us substantial strength.

        Also, the customer and geographical overlay, I'll give you an example. I mentioned that Finland was—our, Nokia was our largest customer. Spectrian has not sold a dollar into that strong OEM relationship. Their largest customer is in Korea, Samsung, with very exciting opportunity in Japan coming out of that, and also Lucky Goldstar. REMEC has never sold a dollar into either of those OEMs.

        They also have a strong presence in the service provider market. And we think that that, as Tom has said in the combined conferences, they're adding several new—through some very positive trials, they're adding additional service providers. These will be the first opportunities for REMEC to serve these service providers. And so, as we add those customers and then spread them across the full REMEC product line offering, we see a huge synergy.

        Those would be a couple brief answers in that vein, and I would encourage you to—we've, I believe we've been very thorough, whether it's pitcher/catcher or upper/downer, or however you want to refer to it, I believe that there's factual presentation in the Webcast about the synergies that we expect and why we're interested in Spectrian now.

        MARK:    How long do you think it will take you to get requalified with their customers with your new production?

        MR. RAGLAND:    It should not be a requalification process. And I do appreciate your questions. I'm going to go on to the next question, please.

        THE MODERATOR:    And we'll go next to Wes Cummins with B. Riley & Company.

        MR. RAGLAND:    Hi, Wes.

        MR. CUMMINS:    Hi, Ron and Dave.

        MR. RAGLAND:    Are you Wes for Wes?

        MR. CUMMINS:    Excuse me?

        MR. RAGLAND:    Let me just ask you if you're Wes for Wes. Everybody's been somebody for somebody else.

        MR. CUMMINS:    Yes. This is me speaking for myself.

        MR. RAGLAND:    Very good, go, Wes.

        MR. CUMMINS:    A couple of, first, from balance sheet items. I guess if I understand it right, your guy's cash line should increase by over $20 million during the next quarter, is that right, with the income tax receivable and your collection of your receivables and some sales of the buildings?

        MR. MORASH:    That is correct.

        MR. CUMMINS:    And also, the one item, the restricted cash, are you guys—have you eliminated it, or are you going to eliminate the lease that that is securing? Will that come into the normal cash line?

        MR. MORASH:    Yeah. By the sales of the defense group's buildings, that will eliminate this synthetic lease, and therefore the allocation of cash against that.

        MR. CUMMINS:    Okay. Great and—

        MR. RAGLAND:    Let me give you an input there. We're kind of pleased with that. We had a very, very difficult landlord two and a half years or so ago who was taking our—I think this year we would have been into the buck-60, buck-70 a square foot area. And we were able to buy that property for $17 million.

        Right now, we'll sell it at a nicely higher price—I don't see a reason I can't mention it, right?—$21 million. Needless to say, we have done some tenant improvements on that property, but we'll be regauging—we'll be regauging ourselves to a market lease rate that's very attractive.

        So that deal worked very, very nicely for us. We're very pleased with it.

        MR. CUMMINS:    Okay. So where should your cash line end up at the end of next quarter?

        MR. MORASH:    I think the number that you had thrown out of $20 million is not unreasonable because of the income tax and the receivables and so forth.

        MR. CUMMINS:    So should it have been 20 plus the 17 from the restricted?

        MR. MORASH:    Correct. Yes. Restricted will also move up. I'm sorry.

        MR. CUMMINS:    Okay.

        MR. MORASH:    I kind of count that as being cash.

        MR. CUMMINS:    Okay. Also, Ron, last quarter you talked about some green shoots you were seeing. I think it was more in reference to the broadband area, maybe broadband and fixed wireless and some other new product areas.

        Can you comment on what the outlook for those product areas are like and whether it's improved or kind of gone a little bit south during the quarter?

        MR. RAGLAND:    You know, the environment encourages everyone to be very conservative, it would seem. We've been feeling very conservative here ourselves sometimes.

        None of those opportunities have gone away, and none of them have been crossed yet. So one would hope that we're closer. And I guess that's probably the most I can say is they haven't gone away. They're not frostbit, and they are in process. We continue to be enthused with those opportunities.

        Hopefully, we'll see something on those before we have the next quarterly conference call.

        MR. CUMMINS:    Okay. Last question. On the acquisition of Spectrian, have you guys gotten any negative feedback from either your or Spectrian's customers regarding the acquisition?

        MR. RAGLAND:    Quite the opposite. It's been universally extremely positive. And I'll say "extremely" again. Extremely positive. Very, very, very good feedback.

        And I might add that when the deal was done, the price action of the stock—before other interests got involved, the price action of the stock was very encouraging. Plus, we received a significant number of calls from both shareholders and people in significant positions in the investment in both companies with nothing but positive comments.

        So you know, there's a lot of talk, and there's a lot of noise. I don't think it reflects the customers' opinion or the significant positions that are long REMEC or Spectrian.

        MR. CUMMINS:    Okay. Thanks, guys.

        MR. RAGLAND:    Um-hum.

        THE MODERATOR:    And just as one final reminder today, if you have a question, please press star 1 at this time.

        And Mr. Ragland, there appear to be no further questions. So I'd like to turn the conference back to you for any closing comments which you may have.

        MR. RAGLAND:    I want some more questions. No, I'm teasing. It's a hell of a time in this marketplace. I feel very strong about the company. I feel strong about our future.

        It's difficult when you drive to work, you're not going to have a billboard there saying, "Keep at it. Keep going. You're on the right track." Those billboards don't go up.

        So you got to look to your team and your inner confidence. Hopefully, we can do the job. There's no confusion on my part what my job is. That's to deliver results to my shareholders, and I'm totally committed and want to make money for you all.

        And so we're going to do our best. We're sober about the opportunities and complexities of doing business in this marketplace and making combinations of companies.

        So I would simply want to tell you that within our skills, we're being as thorough and as logical and as productive for our shareholders as we know how to be. So hopefully, this market will get turned around in the not too distant future, and I want to close by saying our focus at a minimum acceptable is a break-even fourth quarter. So you folks, take care, and thanks for tuning in.

        THE MODERATOR:    That does conclude today's REMEC conference call. Thank you all for joining us.

Additional Information

        REMEC plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and REMEC and Spectrian expect to mail a Joint Proxy Statement/ Prospectus to the respective holders of their common stock containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about REMEC, Spectrian, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov.

        REMEC, its directors, executive officers and certain members of management and employees may be soliciting proxies from REMEC's shareholders in favor of approval of the merger, approval and adoption of the merger agreement, and approval of the issuance of REMEC common stock pursuant to the merger agreement. A description of any interests that REMEC's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

        Spectrian, its directors, executive officers and certain members of management and employees may be soliciting proxies from Spectrian's stockholders in favor of the adoption of the merger agreement. A description of any interests that Spectrian's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.